PW



10032923

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SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

D. Weckstein & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York	**New York**	**10169**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Weckstein **(212) 986-3422**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

PW

OATH OR AFFIRMATION

I, **Donald Weckstein**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **D. Weckstein & Co., Inc.**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Officer

Title



Notary Public

Fred C. Farkouh
Notary Public, State of New York
No.: 02FA4641476
Qualified in New York County
Commission Expires 8/31/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
D. Weckstein & Co., Inc.:

We have audited the accompanying statement of financial condition of D. WECKSTEIN & CO., INC. as of December 31, 2009 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. Weckstein & Co., Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2010

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

D. WECKSTEIN & CO., INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 250,360
Marketable securities, at fair value	293,500
Marketable securities held for investment, at fair value	380,767
Commissions receivable	4,714
Prepaid expenses	5,864
Furniture, fixtures and equipment (less $76,406 of depreciation)	9,414
Security deposit	30,368
Total assets	$ 974,987

LIABILITIES

Accounts payable and accrued expenses	$ 24,911
Payroll taxes payable	175,152
New York City taxes payable	2,745
Due to broker	1,250
Shareholder loan	52,000
Deferred New York City taxes	33,618
Total liabilities	289,676

STOCKHOLDER'S EQUITY

Common stock - no par value; 200 shares authorized; 40 shares issued and outstanding	40,000
Additional paid-in capital	649,600
Accumulated (deficit)	(350,537)
Unrealized gain on marketable securities held for investment	346,248
Total stockholder's equity (statement attached)	685,311
Total liabilities and stockholder's equity	$ 974,987

The notes to financial statements are made a part hereof.

D. WECKSTEIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2009

ORGANIZATION AND NATURE OF BUSINESS:

D. Weckstein & Co., Inc. (the "Company") is incorporated under the laws of the State of New York to engage in business as a broker/dealer. The Company is registered as a broker/dealer of securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Agency. The Company conducts operations exclusively in New York, however, customers are located in various states.

The Company operates as an introducing broker and does not hold funds or securities for customers, owe money or securities to customers, and does not carry accounts of or for customers. Revenue is derived principally from trading profits executed for the Company's principal account, investment banking fees, commissions received on security trades executed for customers and from fees generated as an introducing broker.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

REVENUE RECOGNITION - Securities transactions and the related commission revenue are recorded on a trade date basis, which is the day the transaction is executed.

USE OF ESTIMATES -The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

MARKETABLE SECURITIES – Marketable securities are recorded at fair value in accordance with FASB ASC 820 as described below. Unrealized gains and losses from marketable securities traded in the normal course of business are reflected in net dealer trading gains or losses on the statement of income. Unrealized gains and losses from securities designated as held for investment are reflected in comprehensive income on the statement of changes in stockholder's equity.

FURNITURE, FIXTURES AND EQUIPMENT - Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line methods over expected useful lives of five to seven years.

(Continued)

D. WECKSTEIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2009
- Sheet 2 -

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS:

The Company has categorized its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the fair value of financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instruments.

Marketable securities measured at fair value on a recurring basis are comprised of the following:

	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Total
Trading securities	$222,270	$ 71,230	$293,500
Securities held for investment	—	380,767	380,767
Total marketable securities at fair value	$222,270	$451,997	$674,267

INCOME TAXES:

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code whereby its income is taxed directly to the stockholder whether or not distributed. Accordingly, no Federal or New York State income tax provision has been reflected. However, the Company conducts activities in New York City which does not recognize S Corporation status, and is thus liable for New York City corporate income taxes including an alternative tax based upon net income and officer's salary.

LOAN FROM SHAREHOLDER:

The sole shareholder loaned the Company $52,000 that is due on demand without interest.

(Continued)

D. WECKSTEIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2009

COMMITMENT AND RISKS:

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade transaction the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date all unsettled trades at December 31, 2009 settled with no resulting liability to the Company.

The Company leases office space on a month-to-month basis.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $239,723 which was $139,723 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.0681 to 1.

CONCENTRATION OF CREDIT RISK:

At December 31, 2009, all the marketable securities reflected in the statement of financial condition are positions held with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker.

During the course of the year ended December 31, 2009, the bank balances on occasion were in excess of the FDIC insurance limit of $250,000.